Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

I, Gonzalo Rios, FAusIMM, as an author of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. with an effective date of September 5, 2024, do hereby certify that:

1.	I am Executive Consultant - ESG with RPMGlobal Canada, Inc. of 150 King Street West, Suite 308- 03 Toronto, ON M5H 1J9 Canada.

2.	I am a graduate of University of Toronto in 1992 with a B.Sc. in Chemistry.

3.

I am registered as a Fellow in Australasian Institute of Mining and Metallurgy, FAusIMM 3089013. I have worked as an environmental professional for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

  Environmental Management

  Mine Closure and Remediation Planning

  Environmental Permitting

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I did not visit the Carangas project.

6.	I am responsible for Section 20 and partially for Sections 1, 2, 3, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains/Section 20 in the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated Nov 15th, 2024

Original signed and sealed by

Gonzalo Rios, FAusIMM